EXHIBIT 21.1

SUBSIDIARIES OF TILRAY, INC.

Subsidiary	Jurisdiction
Decatur Holdings, BV	Netherlands
Tilray Canada Ltd.	British Columbia, Canada
Dorada Ventures, Ltd.	British Columbia, Canada
High Park Holdings Ltd.	British Columbia, Canada
High Park Farms Ltd.	British Columbia, Canada
Tilray Portugal Unipessoal, Lda.	Portugal
Pardal Holdings, Lda.	Portugal
Tilray Deutschland GmbH	Germany
Tilray Australia New Zealand Pty. Ltd.	Australia